Exhibit (h)(10)

INDEXIQ ETF TRUST

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Agreement”) is effective as of August 31, 2022, between IndexIQ ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Schedule A (each a “Fund”), and IndexIQ Advisors LLC, a Delaware limited liability company (the “Manager”).

WHEREAS, the Manager has entered into an Investment Advisory Agreement with the Trust (the “Management Agreement”), pursuant to which the Manager is compensated based on the average net assets of a Fund and such compensation is paid by the Fund (“Management Fees”); and

WHEREAS, the Manager believes that it is appropriate and in the best interests of the Manager, each Fund, and Fund shareholders to reduce the Management Fees of the Fund;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows::

1.	Fee Waiver by the Manager. The Manager agrees to waive a portion of its Management Fees in the amounts listed on Schedule A.

2.	Term. This Agreement shall become effective on the date specified herein and shall remain in effect unless terminated by the Board.

3.	Termination. This Agreement may be terminated in whole or with respect to a Fund at any time, and without payment of any penalty, by the Board of Trustees of the Trust (the “Board”), on behalf of a Fund, upon sixty days’ written notice to the Manager. The Manager agrees that it may not terminate this Agreement without approval of the Board.

4.	Prior Agreements. This Agreement shall supersede any previously effective notice or agreement to waive fees for a Fund.

5.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

IN WITNESS WHEREOF, the Manager has executed this Agreement effective as of the date first written above.

INDEXIQ ADVISORS LLC		INDEXIQ ETF TRUST

By:	/s/ Kirk C. Lehneis	By:	/s/ Jomil M. Guerrero
Name:	Kirk C. Lehneis	Name:	Jomil M. Guerrero
Title:	Chief Executive Officer	Title:	Vice President

SCHEDULE A

Fee Waivers

Fund	Fee Waiver
IQ Hedge Multi-Strategy Tracker ETF	0.22%
IQ Real Return ETF	0.06%

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